CASCADE TECHNOLOGIES CORP.

250 N. Robertson Blvd., Suite 427

Beverly Hills, California 90211

310.858.1670

310.858.1699 - FAX

July 30, 2010

Securities and Exchange Commission

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:        Cascade Technologies Corp.

                           Form 10-K for the fiscal year ended August 31, 2009

                           Filed December 15, 2009

Amendment No. 2 to Form 8-K dated march 15, 2010

                           File No. 000-52141

Dear Mr. James

 On behalf of Cascade Technologies Corp. (the "Company" or “Cascade”) and in response to the Staff's letter to us dated July 13, 2010, please find our comments below. The numbering corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment made in the Staff's letter.

Amendment No. 2 to Form 8-K Dated March 15, 2010

1.          We note that in response to prior comment 2 you included inception to date financial statements for SMI. However, we note that the audit report does not opinion on those financial statements. Please revise to include audited inception to date financial statements.

The auditors opinion has been accordingly revised.

2.          In response to prior comment 3, you note that the amount included as part of accumulated deficit represents the amount for the issued equity interests in the reverse merger. Please explain why you are classifying the equity interest within accumulated deficit. Please refer to FASB  ASC 805-40-45-2.

We have revised our pro forma disclosure to appropriately classify the issued equity interests. Please note our earlier response to prior comment no. 3 in our June 22, 2010 response letter which indicated:

We had considered the pro forma statements in accordance with ASC 805-40-45-2 which requires that the consolidated financial statements reflect the amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations.  The fair value of the legal parent (accounting acquiree), Cascade, was determined to approximate to its net book value at merger. Cascade’s pro forma assets consisted of cash and deferred debt issuance cost that was transacted and recorded close to the time of merger. No intrinsic value was assessed on the conversion feature of the convertible notes payable given that the fair value of Cascade’s stock was zero prior to the merger. As such, the convertible notes payable was valued at book value. All other current liabilities of Cascade were valued at book value due to the nature of the accounts without time value. Therefore, we deemed it reasonable to present the sum of the historical balances of Cascade and SMI at merger as the pro forma accumulated deficit and total stockholders’ deficit represent.

Should you or any other member of staff have further questions or comments, please do not hesitate to contact the undersigned at (310) 455-2074 or by email at rmgates1@verizon.net. Thank you.

Respectfully yours,

/s/Randall Gates

Randall Gates

Chief Financial Officer

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